FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF FEBRUARY, 2005

                        COMMISSION FILE NUMBER 000-21919

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                       (FORMERLY DF CHINA TECHNOLOGY INC.)
                 (Translation of registrant's name into English)


                              14066 Catalina Street
                             San Leandro, California
                                CA 94577, U.S.A.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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The following sets forth a press release issued on February 7, 2005 by China
Technology Global Corporation (formerly DF China Technology Inc.). Contact: Mr. Wai Kit YU Tel: (852) 2255 0688 Fax: (852) 2851 3660


                              FOR IMMEDIATE RELEASE
     DF CHINA TECHNOLOGY CHANGES NAME TO CHINA TECHNOLOGY GLOBAL CORPORATION


Effective February 7, 2005, the registrant's common stock will trade under the symbol "CTGLF" on the OTC Bulletin Board. The new symbol results from its name change to China Technology Global Corporation. The new CUSIP number for the common stock is G84385 10 6.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       China Technology Global Corporation




                                       By /s/YU Wai Kit
                                         ----------------------------
                                          Company Secretary
Date:  February 7, 2005




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